SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 1, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated June 30, 2004 announcing the appointment of Philippe-Loïc Jacob as General Secretary of Groupe Danone, replacing Jean-René Buisson.

GENERAL SECRETARY OF GROUPE DANONE

Paris, June 30, 2004

Jean-René Buisson, General Secretary and a member of the Executive Committee, is leaving Groupe DANONE on June 30, 2004. He was elected President of ANIA, France’s National Association of Food Industries, on June 23.

Franck Riboud, Chairman and Chief Executive Officer of Groupe DANONE, comments: “Jean-René Buisson has played a key role in the development and transformation of our business. Over the past 29 years, he has put all his considerable talent and energy to work with unfailing dedication and loyalty to make an essential contribution in each of his functions. We all owe him a debt of gratitude.”

With effect from July 1, 2004, Philippe-Loïc Jacob, will be taking over as General Secretary of Groupe DANONE, reporting to Franck Riboud, Chairman and Chief Executive Officer. In this position, he will coordinate work of the Legal Department, the Public Affairs Department, the Quality Department and the Department of Risk Management.

Philippe-Loïc Jacob will also be in charge of policies governing relationships with partner companies worldwide.

Philippe-Loïc Jacob, aged 39, is a French and Canadian citizen. He is a graduate of the Lyon School of Management (EM Lyon), France.

He joined Groupe DANONE in 1986, holding several marketing positions with Evian in France, Scandinavia and Canada, before moving on to Brasseries Kronenbourg. In 1993, he was appointed Director of Acquisitions in the Corporate M&A Department and in 1996 he moved to Argentina as General Manager of Villa del Sur before being appointed General Manager of Water Business in the Mercosur countries. In 2000, he was appointed Director of Strategy and Acquisitions for the Water Worldwide Business Unit.

Since January 2002, Philippe-Loïc Jacob has been Director, Office of the Chairman and Chief Executive Officer. He is also interim Corporate Development Director.

For further information :

Corporate Communication : 33 1 44 35 20 74/75 – Investor Relations Department : 33 1 44 35 20 76

Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 – Fax 33 1 45 35 20 54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: July 1, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer